

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

June 12, 2009

via U.S. mail and facsimile
Mr. John S. Stanik, Chief Executive Officer
Calgon Carbon Corporation
400 Calgon Carbon Drive
Pittsburgh, PA 15205

> **RE:** **Calgon Carbon Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 13, 2009**
> **Definitive Proxy Statement**
> **Filed April 1, 2009**
> **File No. 1-10776**

Dear Mr. Stanik:

We have reviewed the above referenced filings and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Cover Page

1. We note that you registered under Section 12(b) of the Exchange Act rights to purchase series A junior participating preferred stock. In this regard, we note your Form 8-A filed on January 28, 2005. Please revise the cover page to identify the rights.

Managements' Discussion and Analysis of Financial Condition and Results of Operation, page 38

General

2. You disclose on page 120 that you were notified by the EPA Suspension and Debarment Division that because of the alleged violations the SDD was making an assessment of your present responsibility to conduct business with Federal Executive Agencies. We note from your disclosure that as of October 2008, the SDD indicated that it was still reviewing the matter. Although you believe there is no basis for suspension or debarment, we urge you to consider additional disclosure in your MD&A and liquidity analysis. Specifically, quantify your operations as it relates to the Federal Executive Agencies, including sales, receivables and the impact to liquidity if you were no longer allowed to provide services to the Federal Government. Refer to Section 501.03 of the Financial Codification for guidance.

3. In future filings, please provide a discussion of recent economic events and the specific impact and risks to your business, if any. Explain whether the market for your products has been affected and any current or expected future impact on your operations, financial position and liquidity. This disclosure should provide detailed information on your operations, your customers, recent order activity and backlog, effects on pension plan costs and other costs, expected trends, management's response for managing these events, potential future actions by management and other detailed information. In your response to this letter, please provide a detailed description of proposed future disclosure.

4. On May 1, 2009, the United States Department of Commerce announced the preliminary results of its first review of antidumping tariffs which indicated that Calgon Carbon (Tianjim) Co. Ltd.'s tariff rate could increase from 69.54% to 188.57%. You further state that you are unable to reasonably estimate the amount of any adjustment to the current deposit rate or the amount of additional deposits you may owe. Please quantify the impact an increase of the tariff rate to 188.57% would have on your operations and liquidity. Further tell us what consideration was given to disclosing an estimate of the possible loss or range of loss pursuant to paragraph 10 of SFAS 5.

5. We note the disclosure in the second paragraph under "Legal Proceedings" on page 33 that certain of your patents were determined to be invalid. Please expand your disclosure to discuss the impact, if material, of these rulings on your business and financial condition. Please show us in your supplemental response, if applicable, what the revisions will look like.

Results of Operations, page 38

6. You state sales increased in the activated carbon and service segment by 15.8% year over year. You attribute the increase primarily due to higher pricing in all markets as well as increased demand in the food, environmental air treatment, and potable water markets. Additionally, you state that SG&A expenses increased as a result of legal expenses and increased employee related expenses. Where you have discussed two or more factors that contributed to year over year changes in line items, please quantify the impact of each contributing factor and provide explanations for the significant changes, in future filings. Specifically, ensure that your discussion includes reasons for increases in demand for certain of your products. In this regard, we also note that you have disclosed an increased demand for ultraviolet light systems and carbon adsorption systems in your equipment segment that was offset by a decrease in demand for your ISEP® system. Refer to FRR No. 36 – 501.04.

7. We note sales consumer segment decreased by 24.9% year over year due to shipment delays related to performance issues, decreased demand for activated carbon cloth and PreZerve® products. We note this decrease continued into the first quarter 2009 as a result of decreased demand for PreZerve® and activated carbon cloth. In future filings, please quantify each identified factor driving the change year over year and discuss whether you believe this is a trend that will continue into future periods. Refer to Section 501.12 of the Financial Codification for guidance.

Working Capital and Liquidity, page 42

8. You state on page 12 that your sales backlog from continuing operations was $22.3 million and $11.8 million as of January 31, 2009 and 2008, respectively, in the equipment segment. We note your disclosure on page 22 that the equipment segment is usually affected by the general health of the overall economy, however your backlog increased by 89% year over year. Given the expected increase in backlog an investor could infer that your cash flows and net sales would be increasing significantly in 2009. In light of the current economic environment please explain to us and in future filings why your backlog for the equipment segment significantly increased year over year. Refer to Sections 501.03 and .04 of the Financial Codification for guidance

Certain Relationships, Related Transactions, and Director Independence, page 140

9. We note the disclosure that the information required by Item 13 of Form 10-K is incorporated by reference from your definitive proxy statement. However, it does not appear that the information required by Item 404(a) of Regulation S-K has been provided in your definitive proxy statement. In this regard, we note the disclosure in note 20 to your financial statements on page 128. Please revise

accordingly. Please show us in your supplemental response what the revisions will look like.

Exhibits, page 145

10. Please be advised that no document on file with the Commission for more than five years may be incorporated by reference, subject to certain exceptions. See Item 10(d) of Regulation S-K. We note that the document you incorporate by reference into the Form 10-K under Exhibit 3.1 has been on file with the Commission for more than five years and does not appear to satisfy any of the exceptions listed in Item 10(d). Please advise.

11. We note that Exhibits 10.11 through 10.14 represent amendments to a credit agreement. It does not appear that the credit agreement is filed as an exhibit to the Form 10-K. Please advise.

Definitive Proxy Statement on Schedule 14A filed April 1, 2009

Compensation Discussion and Analysis, page 8

12. We note that you target compensation above the 50th percentile of the peer group for each element of compensation and for total compensation. Please disclose for each named executive officer how each element of compensation and total compensation measured against the peer group. Please show us in your supplemental response what the revisions will look like.

Fixed Cash Base Salary, page 11

13. We note the disclosure in the second paragraph. Please expand this disclosure to discuss the goals for each named executive officer and how their performance correlated to the base salary determination noted in the last paragraph. Please show us in your supplemental response what the revisions will look like.

Performance-Based Short-Term Cash Incentive Compensation, page 12

14. Please expand the disclosure to explain how the target as a percentage of base salary for each named executive officer was determined.

15. We note the disclosure regarding the individual performance objectives, which vary by named executive officer. We also note that you generally discuss the "majority" of each named executive officer's objectives. Please expand the disclosure to describe in reasonable detail the objectives for each named executive officer. Please also disclose whether each named executive officer achieved his or her goals based on the chart disclosed on page 13. Please show us in your supplemental response what the revisions will look like.

Long-Term Incentive Compensation, page 13

16. With respect to stock options and restricted stock, please expand the disclosure to explain how award amounts were determined for each named executive officer. In this regard, we note the disclosure on page 15 under "Stock Option and Other Equity Granting Procedures" is too general. Please show us in your supplemental response what the revisions will look like.

17. With respect to restricted performance stock units, please expand the disclosure to explain how the target amounts were determined for each named executive officer. In this regard, we note the disclosure on page 15 under "Stock Option and Other Equity Granting Procedures" is too general. Please show us in your supplemental response what the revisions will look like.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. John S. Stanik
Calgon Carbon Corporation
Page 6

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Melissa Rocha at (202) 551-3854 or the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Dorine Miller at (202) 551-3711 with any legal related questions.

Sincerely,

Terence O'Brien
Accounting Branch Chief